

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, New York 10020

      Re: Hoth Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed January 8, 2021
          File No. 333-251994

Dear Mr. Knie:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Nazia J. Khan, Esq.